Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: January 25, 2018

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT UTX - Q4 2017 United Technologies Corp Earnings Call EVENT DATE/TIME: JANUARY 24, 2018 / 12:30PM GMT OVERVIEW: Co. reported 2017 adjusted EPS of $6.65. 4Q17 reported sales were $15.7b and adjusted EPS was $1.60. Expects 2018 sales (excluding Rockwell Collins) to be $62.5-64.0b and adjusted EPS to be $6.85-7.10. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 24, 2018 / 12:30PM, UTX - Q4 2017 United Technologies Corp Earnings Call C O R P O R A T E P A R T I C I P A N T S Akhil Johri United Technologies Corporation - Executive VP & CFO Carroll Lane Gregory J. Hayes United Technologies Corporation - Chairman, CEO & President C O N F E R E N C E C A L L P A R T I C I P A N T S Cai Von Rumohr Cowen and Company, LLC, Research Division - MD and Senior Research Analyst Carter Copeland Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense Charles Stephen Tusa JP Morgan Chase & Co, Research Division - MD Douglas Stuart Harned Sanford C. Bernstein & Co., LLC., Research Division - SVP and Senior Analyst George D. Shapiro Shapiro Research - CEO and Managing Partner Jeffrey Todd Sprague Vertical Research Partners, LLC - Founder and Managing Partner Matthew Welsch McConnell RBC Capital Markets, LLC, Research Division - Analyst Noah Poponak Goldman Sachs Group Inc., Research Division - Equity Analyst Peter J. Arment Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst Ronald Jay Epstein BofA Merrill Lynch, Research Division - Industry Analyst Samuel Joel Pearlstein Wells Fargo Securities, LLC, Research Division - MD, Co-Head of Equity Research & Senior Analyst Sheila Karin Kahyaoglu Jefferies LLC, Research Division - Equity Analyst Steven Eric Winoker UBS Investment Bank, Research Division - MD & Industrials Analyst PRESENTATION Operator Good morning, and welcome to the United Technologies Fourth Quarter 2017 Conference Call. On the call today are Greg Hayes, Chairman and Chief Executive Officer; Akhil Johri, Executive Vice President and Chief Financial Officer; and Carroll Lane, Vice President, Investor Relations. This call is being carried live on the Internet, and there is a presentation available for download from UTC’s website at www.utc.com Please note, except where otherwise noted, the company will speak to results from continuing operations excluding restructuring costs and other significant items of a nonrecurring and/or nonoperational nature often referred to by management as other significant items. The company also reminds listeners that the earnings and cash flow expectations and any other forward-looking statements provided in this call are subject to risks and uncertainties. UTC’s SEC filings including its 10Q and 10-K reports provide details on important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. In addition, in connection with the proposed Rockwell Collins acquisition, UTC has filed with the SEC a registration statement, that includes a prospectus from the UTC and a proxy statement from Rockwell Collins, which is effective and which contains important information about UTC, Rockwell Collins, the transaction and related matters. (Operator Instructions)

JANUARY 24, 2018 / 12:30PM, UTX - Q4 2017 United Technologies Corp Earnings Call Please go ahead, Mr. Hayes. * * * Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President * * * As you know, we announced the Rockwell Collins acquisition late in the third quarter. This deal will transform our Aerospace Systems business, positioning the United Technologies to enhance customer value in this high-growth end market. * * * Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President * * * At Rockwell Collins, we continue to expect the transaction to close around the middle of the year. Of course, it’s pending regulatory approvals. As you saw, Rockwell Collins shareowners overwhelmingly approved the deal a couple of weeks ago, and Dave Gitlin, Kelly Ortberg and the team are preparing to execute a successful integration that will create value not only for customers, but also for shareowners. * * * Q U E S T I O N S A N D A N S W E R S Operator And our next question comes from Carter Copeland of Melius Research. Carter Copeland - Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense Just a quick elaboration question. I wondered, Akhil, if you could tell us -- just elaborate on the lower unfavorable cumulative adjustments in Pratt that was in the release, just what that related to? And Greg, you hinted at still being optimistic about Collins. I wondered if you could just give us an update, obviously some moving things there in terms of potentially funding and costs, but as well as the more you get the chance to look at it, Dave and Kelly and the guys, how are you feeling about the synergy target and the accretion targets you guys laid out? And any update there that you can give us? * * * Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President Okay. Carter, on Rockwell Collins, I think a couple of important points to make. We still do expect to close sometime here in midyear. We’re working through the second request with the DOJ right now. And nothing has really come up from a regulatory standpoint that surprises us here, so we feel really good about getting this done. I think, importantly -- or more importantly, though, is the cash aspect of the deal where we had originally expected to fund part of this through foreign cash, we’re going to bring back about $1 billion a year to pay down the debt. We now see a line of sight to bring back at least $3 billion this year, maybe a tiny bit more and a lot more than $1 billion a year for the next couple of years. So I think we’ll be able to pay off the Rockwell Collins debt a lot faster. The deal obviously looks a lot better, too, from an NPV basis because of the lower tax rate. As you know, Rockwell Collins is primarily U.S. domestic income and so at a 35% rate that we assumed in the model, that 21% rate looks pretty doggone good. So feel good about that. I spent some time 2 weeks ago with Kelly Ortberg and Dave Gitlin. I think we’ve got a line of sight to what the organization should look like post merger. But more importantly, I think the guys have a really good handle on the integration opportunities and the synergy opportunities. We’re going to push for $500 million of net synergies. I know the list is a lot bigger, it’ll shrink over time, but we are clearly on a path to get those synergies over the next few years. And this is going to be a great deal for customers as well as shareowners when this whole thing is done, so feel really good about it today. * * * Operator And our next question comes from Sheila Kahyaoglu of Jefferies.

JANUARY 24, 2018 / 12:30PM, UTX - Q4 2017 United Technologies Corp Earnings Call Sheila Karin Kahyaoglu - Jefferies LLC, Research Division - Equity Analyst Just on the portfolio update. As you think about the Collins transaction nearing and tax reform changes, how do you think about the portfolio from here? Any divestments needed to delever? If you could give some color there. Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President Yes. We’ve talked about we’ll look at the portfolio post Rockwell Collins and our thinking really hasn’t changed there. I would tell you, with tax reform, the ability to delever is significantly enhanced just with having access to our foreign cash without having to pay a second toll tax on it. So I wouldn’t think there is anything out there that we have to divest as a part of our deleveraging scheme. At the same time, I would tell you we’re continuing to look at the entire portfolio, things that makes sense, things that don’t make sense and we’ll continue to evaluate what we’re going to do longer term. Right now, of course, the focus is on getting it closed, getting it financed and then we’ll come back to you guys with, I think, a more detailed look at everything. * * * Operator And our next question comes from Sam Pearlstein of Wells Fargo. Samuel Joel Pearlstein - Wells Fargo Securities, LLC, Research Division - MD, Co-Head of Equity Research & Senior Analyst Greg, you had talked a little bit about the Rockwell Collins transaction and the discussions with the regulators. When this was first announced, certainly the large OEMs were saying they didn’t see a lot of benefit from it, which clearly was a negotiating tactic. They haven’t been talking a lot about that, so can we read that as you’ve come to some agreement in terms of concessions? And anything you can add about how the OEMs are viewing the transaction now? Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President Well, Sam, we have clearly been talking to both the OEMs as well as to the airlines about the benefits of the deal. It’s no surprise, I think the big OEMs are skeptical just in terms of what they perceive to be market power of a combined Rockwell Collins and the Aerospace Systems business. But our message has been clear since day 1, which was we think this will add value to the customers over the long term. We’re working with the OEMs now to get this thing finalized and hopefully we’re not going to see big objections. But in terms of settlements and all that, I’m not going to comment on that other than to say that we’re talking to folks on a daily basis and we don’t see anything that’s going to prevent this deal from getting done. * * * Cai Von Rumohr - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst Got it. And then you said you were going to bring $3-plus billion back. I mean, given that you have $7.5 billion to $8 billion abroad, how come not bring back more so you can whack more of the Collins debt? And given that you are bringing some back and can do that, does this bring you closer to the point at which, I think you guys once said, you might consider breaking up the company?

JANUARY 24, 2018 / 12:30PM, UTX - Q4 2017 United Technologies Corp Earnings Call Akhil Johri - United Technologies Corporation - Executive VP & CFO Well, let me answer the first one. The $8 billion of cash that you referred to, keep in mind that a lot of that is related to our partners that we have, particularly in China, that Otis and Carrier has. So not that entire amount of cash, even though it shows up on our balance sheet, is not our cash per se. There is minority partner share in that cash, which belongs to them obviously. Also, through the Pratt joint ventures or collaboration agreements that we have, there is a significant amount of cash that is due to our collaboration partners that is sitting overseas as well. And then there are constraints that we have to look at such as withholding taxes in foreign jurisdictions, et cetera. So our tax and treasury guys work very closely together to try and optimize the most cost-effective way of bringing the cash back. At this point, we believe we can do $3 billion out of the $8 billion. Now we’ll continue to push that and hopefully we can do more than that. But at this point, it’s safe to assume $3 billion, at least that’s the good news of the tax reform. The other point is that not only about the cash that is on the balance sheet today, but the access to cash as we generate going forward and being able to bring that back is what will help us delever faster than what we had originally anticipated. So we’ll be able to access cash. We generate over $3 billion internationally every year and that -- having the ability to bring some of that cash back would be very meaningful from that perspective. With regard to the portfolio question, look, nothing has changed with regard to our thinking that we have discussed with you guys periodically and often. We will continue to look at all the options. We’ll continue to look at that. But the first priority is to close Rockwell Collins, get the synergies, get the integration done and delever so we can get back to our A rating before we have any conversation of any meaning on portfolio. * * *

JANUARY 24, 2018 / 12:30PM, UTX - Q4 2017 United Technologies Corp Earnings Call DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2018, Thomson Reuters. All Rights Reserved. 11185576-2018-01-25T17:01:05.903 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Cautionary Statement

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ proposed acquisition of Rockwell Collins, the anticipated benefits of the proposed acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses, including Rockwell Collins, into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (4) future levels of indebtedness, including indebtedness expected to be incurred by United Technologies in connection with the posed Rockwell Collins merger, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to market conditions and the level of other investing activities and uses of cash, including in connection with the proposed acquisition of Rockwell; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (9) new business or investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including the recently enacted Tax Cuts and Jobs Act in the U.S.), environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of United Technologies and Rockwell Collins to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of United Technologies or Rockwell Collins to terminate the merger agreement, including on circumstances that might require Rockwell Collins to pay a termination fee of $695 million to United Technologies or $50 million of expense reimbursement; (19) negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks related to Rockwell Collins and United Technologies being restricted in its operation of the business while the merger agreement is in effect; (21) risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; (22) risks associated with third party contracts containing consent and/or other provisions that may be triggered by United Technologies’ proposed acquisition of Rockwell Collins; (23) risks associated with merger-related litigation or appraisal proceedings; and (24) the ability of United Technologies and Rockwell Collins, or the combined company, to retain and hire key personnel. There can be no assurance that United Technologies’ proposed acquisition of Rockwell Collins or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4 (File No. 333-220883), which includes a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The proxy statement/prospectus was declared effective by the SEC and is being mailed to Rockwell Collins shareowners. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.